UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 1)

CHINA TRANSINFO TECHNOLOGY CORP.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

169453 10 7
(CUSIP Number)

Shudong Xia
07 Floor E-Wing Center
No. 113 Zhichunlu, Haidan District
Beijing, China 100086
(86 10) 82671299

Copies to
Louis A. Bevilacqua
Thelen Reid Brown Raysman & Steiner LLP
701 Eighth Street, NW
Washington, DC 20001
(202) 508-4319

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 17, 2008

(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Karmen Investment Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,566,532 shares of common stock (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 9,566,532 shares of common stock (1)
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,566,532 shares of common stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (2)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.12% (1)
14.	TYPE OF REPORTING PERSON CO

(1) Includes 9,566,532 shares of our common stock owned by Karmen Investment Holdings Limited (“Karmen”), which is wholly-owned by East Action Investment Holdings Ltd. (“East Action”) of which Shudong Xia is a 68% shareholder. Mr. Xia may be deemed to be a beneficial owner of the shares held by Karmen. On July 17, 2008, China TransInfo Technology Corp. (the “Company”) and its two major shareholders, Karmen and Leguna Verde Investments Limited (“Leguna”), entered into a voting agreement (the “Voting Agreement”) with another shareholder of the Company, SAIF Partners III L.P. (“SAIF”), pursuant to which, among other things, the Company agreed to ensure the election of two new directors within a pre-defined period. One of these directors will be designated by SAIF and the other will be a new independent director designated by the Company. In addition, under the Voting Agreement, Karmen, Leguna and SAIF agreed, during the term of the Voting Agreement, to vote, or cause to be voted, all shares owned by them, to ensure that the individual designated by SAIF will be elected as a director of the Company. Also, Karmen and Leguna will be subject to certain limitations regarding the disposition of their shares of the Company’s common stock.

By virtue of the Voting Agreement, Karmen may be deemed to have formed a “group” with Leguna and SAIF. The group may be deemed to beneficially own all of the shares of the Company’s common stock beneficially owned by each member of the group, thus having beneficial ownership of 13,427,699 in the aggregate, or over 60.5%, of the shares of the Company’s common stock.

(2) Notwithstanding the fact that Karmen is a party to the Voting Agreement and as a result, the reporting persons herein may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, each reporting person disclaims beneficial ownership of any securities held by any persons not a reporting person herein.

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) East Action Investment Holdings Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,566,532 shares of common stock (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 9,566,532 shares of common stock (1)
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,566,532 shares of common stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (2)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.12% (1)
14.	TYPE OF REPORTING PERSON CO

(1) Includes 9,566,532 shares of our common stock owned by Karmen Investment Holdings Limited (“Karmen”), which is wholly-owned by East Action Investment Holdings Ltd. (“East Action”) of which Shudong Xia is a 68% shareholder. Mr. Xia may be deemed to be a beneficial owner of the shares held by Karmen. On July 17, 2008, China TransInfo Technology Corp. (the “Company”) and its two major shareholders, Karmen and Leguna Verde Investments Limited (“Leguna”), entered into a voting agreement (the “Voting Agreement”) with another shareholder of the Company, SAIF Partners III L.P. (“SAIF”), pursuant to which, among other things, the Company agreed to ensure the election of two new directors within a pre-defined period. One of these directors will be designated by SAIF and the other will be a new independent director designated by the Company. In addition, under the Voting Agreement, Karmen, Leguna and SAIF agreed, during the term of the Voting Agreement, to vote, or cause to be voted, all shares owned by them, to ensure that the individual designated by SAIF will be elected as a director of the Company. Also, Karmen and Leguna will be subject to certain limitations regarding the disposition of their shares of the Company’s common stock.

By virtue of the Voting Agreement, Karmen may be deemed to have formed a “group” with Leguna and SAIF. The group may be deemed to beneficially own all of the shares of the Company’s common stock beneficially owned by each member of the group, thus having beneficial ownership of 13,427,699 in the aggregate, or over 60.5%, of the shares of the Company’s common stock.

(2) Notwithstanding the fact that Karmen is a party to the Voting Agreement and as a result, the reporting persons herein may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, each reporting person disclaims beneficial ownership of any securities held by any persons not a reporting person herein.

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shudong Xia
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,566,532 shares of common stock (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 9,566,532 shares of common stock (1)
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,566,532 shares of common stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (2)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.12% (1)
14.	TYPE OF REPORTING PERSON IN

(1) Includes 9,566,532 shares of our common stock owned by Karmen Investment Holdings Limited (“Karmen”), which is wholly-owned by East Action Investment Holdings Ltd. (“East Action”) of which Shudong Xia is a 68% shareholder. Mr. Xia may be deemed to be a beneficial owner of the shares held by Karmen. On July 17, 2008, China TransInfo Technology Corp. (the “Company”) and its two major shareholders, Karmen and Leguna Verde Investments Limited (“Leguna”), entered into a voting agreement (the “Voting Agreement”) with another shareholder of the Company, SAIF Partners III L.P. (“SAIF”), pursuant to which, among other things, the Company agreed to ensure the election of two new directors within a pre-defined period. One of these directors will be designated by SAIF and the other will be a new independent director designated by the Company. In addition, under the Voting Agreement, Karmen, Leguna and SAIF agreed, during the term of the Voting Agreement, to vote, or cause to be voted, all shares owned by them, to ensure that the individual designated by SAIF will be elected as a director of the Company. Also, Karmen and Leguna will be subject to certain limitations regarding the disposition of their shares of the Company’s common stock.

By virtue of the Voting Agreement, Karmen may be deemed to have formed a “group” with Leguna and SAIF. The group may be deemed to beneficially own all of the shares of the Company’s common stock beneficially owned by each member of the group, thus having beneficial ownership of 13,427,699 in the aggregate, or over 60.5%, of the shares of the Company’s common stock.

(2) Notwithstanding the fact that Karmen is a party to the Voting Agreement and as a result, the reporting persons herein may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, each reporting person disclaims beneficial ownership of any securities held by any persons not a reporting person herein.

This Amendment No. 1 amends certain information contained in the Schedule 13D filed by the Reporting Persons (as defined below) with respect to their ownership interests in the China TransInfo Technology Corp. on May 15, 2007 (the “13D”). Capitalized terms used by not defined herein have the meanings ascribed in the 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits attached hereto is expressly incorporated herein by reference and the response to each Item of this statement is qualified in its entirety by the provisions of such Exhibits.

Item 1. Security and Issuer.

The name of the issuer is China TransInfo Technology Corp., a Nevada corporation (the “Company”), which has its principal executive offices at 07 Floor E-Wing Center, No. 113 Zhichunlu, Haidan District, Beijing, China. This statement relates to the Company’s common stock, $0.001 par value per share (the “Common Stock”).

Item 2. Identity and Background.

(a) The statement is jointly filed by Karmen Investment Holdings Limited (“Karmen”), East Action Investment Holdings Ltd. (“East Action”) and Shudong Xia (each, a “Reporting Person” and collectively, the “Reporting Persons”). Karmen is a company incorporated under the laws of the British Virgin Islands. East Action is a company incorporated under the laws of the British Virgin Islands. Shudong Xia is a citizen of the People’s Republic of China. Karmen is wholly-owned by East Action of which Shudong Xia is a 68% shareholder.

(b) The business address of each of the Reporting Persons is 07 Floor E-Wing Center, No. 113 Zhichunlu, Haidan District, Beijing, People’s Republic of China.

(c) The principal business of Karmen is to make investments in China related companies. East Action Investment Holdings Ltd. is principally engaged in the business of investing in the equity interests of Karman. Mr. Shudong Xia is the CEO and President of the Company.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Shudong Xia is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons initially received the securities covered by this statement pursuant to a certain Share Exchange Agreement, dated as of May 14, 2007, by and among the Company, Cabowise International Ltd., a British Virgin Islands company (“Cabowise”), Weicheng International Inc., a California corporation, Foster Growth Ltd., a British Virgin Islands company, and all of the stockholders of Cabowise, dated May 14, 2007 (the “Share Exchange Agreement”). Pursuant to the Share Exchange Agreement, 50,000,000 shares of the common stock of Cabowise were exchanged for 10,841,492 shares of the Company’s Common Stock on May 14, 2007, the closing date of the Share Exchange Agreement. Karmen, which owned 88.24% of Cabowise, received 9,566,532 shares of the Common Stock.

On July 17, 2008, the Company and its 95% owned Chinese subsidiary, Beijing PKU Chinafront High Technology Co., Ltd. entered into a securities purchase agreement (the “Purchase Agreement”) with SAIF Partners III L.P. (“SAIF”). Under the Purchase Agreement, the Company issued and sold to SAIF 2,586,207 shares of the Company’s Common Stock (the “Shares”) at a price per share of $5.80 for an aggregate purchase price of $15.0 million. In connection with the Purchase Agreement, the Company and its two major shareholders of the Company, Karmen and Leguna Verde Investments Limited (“Leguna”), entered into a voting agreement (the “Voting Agreement”) with SAIF, pursuant to which, among other things, the Company agreed to ensure the election of two new directors within a pre-defined period. One of these directors will be designated by SAIF and the other will be a new independent director designated by the Company. In addition, under the Voting Agreement, Karmen, Leguna and SAIF agreed, during the term of the Voting Agreement, to vote, or cause to be voted, all shares owned by them, to ensure that the individual designated by SAIF will be elected as a director of the Company. Also, Karmen and Leguna will be subject to certain limitations regarding the disposition of their shares of the Company’s common stock.

By virtue of the Voting Agreement, Karmen may be deemed to have formed a “group” with Leguna and SAIF. The group may be deemed to beneficially own all of the shares of the Company’s Common Stock beneficially owned by each member of the group, thus having beneficial ownership of 13,427,699 in the aggregate, or over 60.5%, of the shares of the Company’s Common Stock. Each Reporting Person disclaims beneficial ownership of any securities held by any persons not a Reporting Person herein.

Item 4. Purpose of Transaction.

The Reporting Persons may be deemed to have formed a “group” with SAIF and Leguna and the group may be deemed to beneficially own 13,427,699 shares of the Company’s Common Stock pursuant to the Voting Agreement as described in Item 3 above. Each Reporting Person disclaims beneficial ownership of any securities held by any persons not a Reporting Person herein.

Other than as described above in this Item 4 or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, the Reporting Persons have made no proposals, and have entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of the Statement on Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) - (b) As of the date of this statement, Karmen beneficially owns 9,566,532 shares of the Common Stock, representing 43.12% of the outstanding shares of the Company. Karmen is wholly-owned by East Action of which Shudong Xia is a 68% shareholder. Mr. Xia may be deemed to be a beneficial owner of the shares held by Karmen.

In addition, by virtue of the Voting Agreement, Karmen may be deemed to have formed a “group” with Leguna and SAIF. The group may be deemed to beneficially own all of the shares of the Company’s Common Stock beneficially owned by each member of the group, thus having beneficial ownership of 13,427,699 in the aggregate, or over 60.5%, of the shares of the Company’s Common Stock. Each Reporting Person disclaims beneficial ownership of any securities held by any persons not a Reporting Person herein.

(c) Other than 2,586,207 shares of the Company’s Common Stock issued and sold by the Company to SAIF on July 17, 2008 explained in Item 3 above, the Reporting Persons did not effect any transactions in the Company’s securities within the past 60 days.

(d) Other than Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein and in the current report on Form 8-K filed by the Company on July 18, 2008, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1.	Joint Filing Agreement
2.	Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 of Issuer’s Form 8-K filed July 18, 2008)
3.	Registration Rights Agreement (incorporated by reference to Exhibit 4.1 of Issuer’s Form 8-K filed July 18, 2008)
4.	Voting Agreement (incorporated by reference to Exhibit 10.2 of Issuer’s Form 8-K filed July 18, 2008)

SIGNATURES

After reasonable inquiry and to the best of his and its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2008

Karmen Investment Holdings Limited By:/s/ Shudong Xia Shudong Xia Director	East Action Investment Holdings Ltd. By: /s/ Shudong Xia Shudong Xia Director
/s/ Shudong Xia Shudong Xia

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D filed herewith (and any amendments thereto), relating to the common stock, par value $0.001 per share, of China TransInfo Technology Corp., is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each of the undersigned.

This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

Date: September 3, 2008

Karmen Investment Holdings Limited By:/s/ Shudong Xia Shudong Xia Director	East Action Investment Holdings Ltd. By: /s/ Shudong Xia Shudong Xia Director
/s/ Shudong Xia Shudong Xia